ATTACHMENT 77C
1. A special meeting of shareholders of Maxim Series Fund, Inc. (the "Fund") was held February 27, 1997. At this meeting shareholders of the Maxim INVESCO ADR, Maxim INVESCO Balanced and Maxim INVESCO Small-Cap Growth Portfolios approved new sub-advisory agreements among the Fund, GW Capital Management, Inc. and INVESCO Trust Company. New agreements were required due to a change in control of INVESCO Trust Company. Votes cast were as follows:

Maxim INVESCO ADR            Maxim INVESCO Balanced      Maxim INVESCO Small-Cap
                                                         Growth

For:  5,616,613.92           For:  15,145,768.52          For:  21,665,113.67
Against:  79,769.08          Against:  215,051.48         Against:  555,259.33

2. The annual meeting of shareholders of the Fund was held April 22, 1997. At this meeting shareholders of the Foreign Equity Portfolio approved a new sub-advisory agreement among the Fund, GW Capital Management, Inc. and Loomis, Sayles & Company, L.P. The new agreement reflected a changed in the sub-adviser for the Portfolio. Also at this meeting shareholders of the MidCap Portfolio approved a new fee structure paid to the sub-adviser Votes cast were as follows:

Foreign Equity Portfolio
For:  76,806,192.84
Against:  1,969,390.16

MidCap Portfolio
For:  141,071,871.68
Against: 3,617,227.32

3. A special meeting of shareholders of the Fund was held July 30, 1997. At this meeting shareholders of the Small-Cap Index Portfolio approved a change in the investment objective of the Portfolio. Prior to the vote, the Portfolio's objective was to seek to replicate the return, before fees, of the Russell 2000 Index. The shareholders approved the change in objective to seek to replicate the return, before fees, of the S&P 600 Index.
Votes cast were as follows:

Small-Cap Index Portfolio
For:  79,942,945.36
Against:  3,042,389.04